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NEW YORK, N.Y. 10017
212 450 4000
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WRITER'S DIRECT
212-450-4560

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**File No. 82-4939**

September 2, 2003

**Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Press Release titled "Ferrovial Consolidates Its Strategy in the Services Business by Acquiring Cespa", dated August 29, 2003

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
*Legal Assistant*

**PRESS RELEASE**


ferrovial

Agrees to buy the company for 514.5 million euros, subject to approval by the Competition authorities

# Ferrovial consolidates its strategy in the services business by acquiring Cespa

**Cespa, specialised in urban services and a leader in industrial waste treatment, reported 590 million euros in revenues in 2002**

**Impact of the Cespa and Amey acquisitions on Ferrovial (2002 figures):**

- ✓ **Services revenues will exceed 2.2 billion euros (30% of the Group's total revenues, compared with 7% at present)**
- ✓ **Ferrovial's total revenues will have over 7 billion euros**

**The acquisition cements Ferrovial's strategy in the services business, which is focused on urban services, facility management and infrastructure upkeep**

**Madrid, 29 August 2003**. Ferrovial has seized another opportunity for growth in the services business by reaching an agreement to buy services company Cespa, one of the leading players in the Spanish market, for 514.5 million euros. An amount of 33 million euros is earmarked for the sellers for undistributed dividends plus the earnings generated this year until the date of completion of the sale. The operation, which requires approval from the Competition authorities, includes the acquisition of all of Cespa's operations (urban and industrial services) and 50% of its subsidiary Ecocat (management and treatment of special industrial waste) in Spain and Portugal; the acquisition does not includes Cespa's activities in Latin America (Argentina, Bolivia and Uruguay).

Initial structure



50%
50%
25%
CESPA
25%
50%
Ecocat


Structure after the operation



ferrovial
100%
100%
25%
50%
CESPA
25%
Ecocat


Cespa adds specialisation, size and complementary activities to Ferrovial's Services division, putting it among the top companies in this segment. "This operation consolidates our strategy in the services area - explains Joaquín Ayuso, Ferrovial's CEO-. For some years, we have focused on growing in three lines of business: urban services, facility management and infrastructure upkeep. The acquisitions of Grupisa, Eurolimp and, more recently, Amey enable us to advance in the latter two segments and now the Cespa acquisition decisively enhances our position in urban services. The agreement to buy Cespa is a good opportunity to bring into our business project a sound company with broad experience and a strong presence in value-added businesses". Ferrovial views services as strategic since it is an area with growth potential and because of the stability it lends to the bottom line through long-term contracts.

Gabinete de Prensa
Susana Sanjuán- ssanjuan@ferrovial.es
www.ferrovial.com
Tel: 34 91 586 28 19
Fax: 34 91 586 26 89

# PRESS RELEASE


ferrovial

**Cespa: one of the main players in urban services and industrial waste treatment**
Founded in 1976 and owned to date by Agbar and Suez, Cespa focuses on managing urban services (street cleaning, municipal solid waste collection and treatment, and gardening), where it ranks second in Spain, and it is also one of the leading players in the management and treatment of industrial waste (landfills and industrial waste).

In 2002, Cespa's business volume totalled 590 million euros (542 million euros excluding Latin America, which is not part of the acquisition) and its equity totalled 149 million euros. Cespa employs 12,000 people.

**The services area will have over 2.2 billion euros in revenues**
The impact in Ferrovial of Cespa, with the recent acquisition of Amey, will be as follows (2002 figures):

- ✓ The services area's revenues will reach over 2.2 billion euros, accounting for 30% of the Group's total revenues, up from 7% at present
- ✓ Ferrovial's revenues (Ferrovial plus Cespa and Amey) will have over 7 billion euros

Ferrovial 2002


7%
14%
10%
69%
Construcción
Infraestructuras
Inmobiliaria
Servicios

Ferrovial + Amey + Cespa (2002)


31%
52%
10%
7%
Construcción
Infraestructuras
Inmobiliaria
Servicios


28%
72%


40%
60%

International Spain

Gabinete de Prensa
Susana Sanjuán- ssanjuan@ferrovial.es
www.ferrovial.com
Tel: 34 91 586 28 19
Fax: 34 91 586 26 89



**Bigger and more complementarity**
Like Cespa, Ferrovial's services division comprises the following urban services: street cleaning, municipal solid waste collection and treatment, and gardening. Ferrovial is also involved in facility management and infrastructure upkeep. Cespa will contribute industrial waste management and treatment.

With the Cespa acquisition, Ferrovial will become a powerful services company. In urban services (cleaning and municipal waste collection), it will serve 14.5 million people in over 600 cities and towns, including several districts of Madrid, the eastern part of Barcelona and the cities of A Coruña, Alicante, Murcia, Huelva, Granada and Zamora.

It will also be in charge of maintaining 37 million square metres of green areas in Bilbao, Madrid, Barcelona and other cities, and it will manage over 30 landfills with a capacity for over 25 million cubic metres of waste.

**A major services group**

| | Ferrovial + Cespa |
|---|---|
| **People served** | 14.5 million |
| **Parks and gardens (square metres)** | 37 million |
| **Processing plans** | 23 |
| **Landfills** | 31 |
| **Tonnes of waste received/treated** | 6,384,000 |

**Other services businesses**
Ferrovial's services area also includes facility management (i.e. comprehensive building and facility maintenance and management) and infrastructure upkeep. With 25 years' experience in the field, Grupisa is one of Spain's leading infrastructure maintenance companies, handling over 5,600 km of motorway.

Ferrovial provides facility management services in 2,300 buildings totalling over 4 million square metres (hospitals, museums, universities, prisons, shopping centres, landmark buildings, offices, etc.).

In May 2003, Ferrovial acquired Amey, one of the leading services companies in the UK, which is specialised in facility management and infrastructure maintenance (roads, rail and underground rail).

Gabinete de Prensa
Susana Sanjuán- ssanjuan@ferrovial.es
www.ferrovial.com
Tel: 34 91 586 28 19
Fax: 34 91 586 26 89